Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this registration statement on Form S-8 of PolyOne Corporation of our report dated February 29, 2008, with respect to the consolidated balance sheet of Oxy Vinyls, LP and subsidiaries (the Partnership) as of June 30, 2007 and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the six months ended June 30, 2007 and the year ended December 31, 2006, which report appears in the December 31, 2008 annual report on Form 10-K of PolyOne Corporation. Our report refers to a change in the method of accounting for planned major maintenance activities effective January 1, 2007 and a change in the method of accounting for defined benefit pension and other postretirement plans effective December 31, 2006.
/s/ KPMG LLP
KPMG LLP
Dallas, Texas
February 20, 2009